GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

19 March 2008

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549 [redacted]
United States of America

08001484

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Notice of Shares Buy Back by a Company pursuant to Form 28A for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

WILLIAM CHUA
Assistant Secretary

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

Encls..
F:\USERS\SEC\ELIE\Letters\ADR.doc

Exempti in No. 82-4962

BURSA MALAYSIA

Notice of Shares Buy Back by a Company Pursuant to Form 28A

Initiated by GENTING - COMMON on 18/03/2008 05:09:38 PM
Ownership transfer to GENTING on 18/03/2008 05:09:46 PM
Submitted by GENTING on 18/03/2008 05:11:30 PM
Reference No GG-080318-25208
Form Version V3.0

Sul mitted

Company Information	
Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (If applicable)	
Submitting Secretarial Firm (If applicable)	
* Company name	GENTING BERHAD
* Stock name	GENTING
* Stock code	3182
* Contact person	MR TAN WOOI MENG
* Designation	GROUP COMPANY SECRETARY
* Contact number	03-23338120
E-mail address	

Part A : To be filled by Public Listed Company	
Date of buy back from *	12/03/2008
Date of buy back to * (If there is only one date, please enter same date as "Date of Buy Back from")	12/03/2008
Total number of shares purchased (units) *	1,000
Minimum price paid for each share purchased (RM) *	6.700
Maximum price paid for each share purchased (RM) *	6.700
Total amount paid for shares purchased (RM)	6,749.21
The name of the stock exchange through which the shares were purchased *	Bursa Malaysia Securities Berhad
Number of shares purchased retained in treasury (units) *	1,000
Total number of shares retained in treasury (units)	1,001,000
Number of shares purchased which were cancelled (units) *	0
Total issued capital as diminished	-
Date lodged with registrar of companies *	18/03/2008
Lodged by *	Genting Berhad
Remarks	

END